UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Resolute Forest Products Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76117W109

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	76117W109

1	NAMES OF REPORTING PERSONS. Chou Associates Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario, Canada

	5	SOLE VOTING POWER

NUMBER OF		6,931,881

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,931,881

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,931,881

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	76117W109

1	NAMES OF REPORTING PERSONS. Francis S. M. Chou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	5	SOLE VOTING POWER

NUMBER OF		6,931,881

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,931,881

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,931,881

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	76117W109

1	NAMES OF REPORTING PERSONS. Chou Associates Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario, Canada

	5	SOLE VOTING POWER

NUMBER OF		6,931,881

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,931,881

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,931,881

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Item 1(a) Name of Issuer:

     Resolute Forest Products Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

     111 Duke Street, Suite 5000; Montréal, Québec; Canada H3C 2M1

Item 2(a) Name of Person Filing:

     This statement is filed on behalf of Chou Associates Fund, Chou Associates Management Inc., Chou Asia Fund, Chou Bond Fund, Chou RRSP Fund, Chou Opportunity Fund, Chou Income Fund, Chou America Management, Inc. and Francis S. M. Chou (collectively, the “Reporting Persons”).

     Chou Associates Management Inc. is the investment advisor of Chou Associates Fund and other investment funds. As such, Chou Associates Management Inc., through investment advisory contracts or otherwise, may be deemed to beneficially own securities owned by other persons, including Chou Associates Fund, Chou Asia Fund, Chou Bond Fund, and Chou RRSP Fund. Chou America Management, Inc. is the investment adviser to the Chou Opportunity Fund and the Chou Income Fund.

     Mr. Francis S. M. Chou is the Chief Executive Officer and Portfolio Manager of Chou Associates Management Inc. and the Portfolio Manager of Chou Associates Fund, Chou Asia Fund, Chou Bond Fund, and the Chou RRSP Fund. Mr. Francis S.M. Chou is the Chief Executive Officer of Chou America Management Inc. and the portfolio manager of the Chou Opportunity Fund and the Chou Income Fund. As such, Mr. Chou may be deemed to control Chou Associates Management Inc., Chou America Management, Inc., Chou Associates Fund, Chou Asia Fund, Chou Bond Fund, Chou RRSP Fund, Chou Opportunity Fund and the Chou Income Fund, and to beneficially own securities beneficially owned by Chou Associates Management Inc., Chou America Management Inc., Chou Associates Fund, Chou Asia Fund, Chou Bond Fund, Chou RRSP Fund, Chou Opportunity Fund and the Chou Income Fund, Mr. Chou does not directly or indirectly own any securities covered by this statement for his own account. The filing of this statement shall not be construed as an admission that Mr. Chou is the beneficial owner of any of the securities covered by this statement.

Item 2(b) Address of Principal Business Office or, if none, Residence:

     110 Sheppard Avenue East, Suite 301, Box 18, Toronto ON M2N 6Y8

Item 2(c) Citizenship:

     Chou Associates Management Inc. — Ontario, Canada

     Francis S.M. Chou — Canada

     Chou Associates Fund — Ontario, Canada

     Chou Asia Fund – Ontario, Canada

     Chou Bond Fund – Ontario, Canada

     Chou RRSP Fund – Ontario, Canada

     Chou America Management Inc. – Ontario, Canada

     Chou Opportunity Fund – Ontario, Canada

     Chou Income Fund – Ontario, Canada

Item 2(d) Title of Class of Securities:

     Class Common Stock

Item 2(e) CUSIP Number:

     76117W109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☒	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     (a) Amount beneficially owned: See Item 9 on the cover page(s) hereto.

     (b) Percent of class: See Item 11 on the cover page(s) hereto.

     (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

          (ii) Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

          (iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

          (iv) Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5. Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2016	Chou Associates Management Inc.
	By:	/s/ Francis Chou
		Name:	Francis S. M. Chou
		Title:	CEO and Portfolio Manager

February 9, 2016	Francis S. M. Chou
/s/ Francis Chou
	Name:	Francis S. M. Chou

February 9, 2016	Chou Associates Fund
	By:	/s/ Francis Chou
		Name:	Francis S. M. Chou
		Title:	Portfolio Manager
February 9, 2016	Chou Asia Fund
	By:	/s/ Francis Chou
		Name:	Francis S. M. Chou
		Title:	Portfolio Manager
February 9, 2016	Chou Bond Fund
	By:	/s/ Francis Chou
		Name:	Francis S. M. Chou
		Title:	Portfolio Manager

February 9, 2016	Chou RRSP Fund
	By:	/s/ Francis Chou
		Name:	Francis S. M. Chou
		Title:	Portfolio Manager

February 9, 2016	Chou America Management Inc.
	By:	/s/ Francis Chou
		Name:	Francis S. M. Chou
		Title:	Portfolio Manager

February 9, 2016	Chou Opportunity Fund
	By:	/s/ Francis Chou
		Name:	Francis S. M. Chou
		Title:	Portfolio Manager

February 9, 2016	Chou Income Fund
	By:	/s/ Francis Chou
		Name:	Francis S. M. Chou
		Title:	Portfolio Manager

February 9, 2016	Chou America Management Inc.
	By:	/s/ Francis Chou
		Name:	Francis S. M. Chou
		Title:	Portfolio Manager

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith)